                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G


            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                              (Amendment No. 1)*


                                 INNOVET, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   45765P104
                        ------------------------------
                                 (CUSIP Number)

                               December 31, 2000
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [X] Rule 13d-1(c)

     [_] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 12 pages

---------------------                                      -------------------
 CUSIP NO. 45765P104                                        Page 2 of 12 pages
---------------------                                      -------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      J O Hambro Capital Management (Holdings) Limited
      No IRS Identification Number
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      England
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          1,100,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          1,100,000

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,100,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      2.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      HC, CO
------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                      -------------------
 CUSIP NO. 45765P104                                        Page 3 of 12 pages
---------------------                                      -------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      J O Hambro Capital Management Limited
      No IRS Identification Number
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      England
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          1,100,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          1,100,000

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,100,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      2.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IA, CO
------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                      -------------------
 CUSIP NO. 45765P104                                        Page 4 of 12 pages
---------------------                                      -------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Christopher Harwood Bernard Mills
      No IRS Identification Number
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      England
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          1,100,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          1,100,000

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,100,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      2.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN
------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                      -------------------
 CUSIP NO. 45765P104                                        Page 5 of 12 pages
---------------------                                      -------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Enterprise Capital Trust plc
      No IRS Identification Number
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      Scotland
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          1,100,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          1,100,000

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,100,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      2.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IV, CO
------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                               AMENDMENT NO. 1 TO
                           STATEMENT ON SCHEDULE 13G
                           -------------------------

     This Amendment No. 1 to Statement on Schedule 13G is filed on behalf of the parties to the Joint Filing Agreement (the "Filing Parties"), dated as of April 25, 2000, as previously filed with the Securities and Exchange Commission (the "SEC"). This Amendment amends and restates Items 1-through 10 of the Statement on Schedule 13G filed with the SEC on April 25, 2000.

ITEM 1(a).     NAME OF ISSUER:
               --------------

     InnoVet, Inc. (the "Company").

ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
               -----------------------------------------------

     P.O. Box 145, Winter Park, Florida  32790


ITEM 2(a).     NAME OF PERSON FILING:
               ---------------------

     This Statement is filed on behalf of the following four persons, who are collectively referred to as the "Filing Parties":

1. J O Hambro Capital Management (Holdings) Limited ("Holdings") is a corporation organized under the laws of England with its principal office and business at Ryder Court, 14 Ryder Street, London SW1Y 6QB, England. Holdings functions as the ultimate holding company for J O Hambro Capital Management.

2. J O Hambro Capital Management Limited ("J O Hambro Capital Management"), formerly named J O Hambro & Partners Limited, is a corporation organized under the laws of England with its principal office and business at Ryder Court, 14 Ryder Street, London SW1Y 6QB, England. J O Hambro Capital Management is principally engaged in the business of investment management and advising. It serves as co-investment adviser to NASCIT and American Opportunity Trust and as investment adviser Oryx as well as certain private clients.

3. Christopher Harwood Bernard Mills is a British citizen whose business address is Ryder Court, 14 Ryder Street, London SW1Y 6QB, England. His principal employment includes service as executive director of NASCIT, as a director of J O Hambro Capital Management and Oryx, and as co-investment adviser to NASCIT and American Opportunity Trust.

4. Enterprise Capital Trust PLC ("ECT") formerly Ivory & Sime Enterprise Capital plc, is a corporation organized under the laws of Scotland plc with its principal office and business at Ryder Court, 14 Ryder Street, London SW1Y 6QB, England. ECT is a publicly held investment trust company. J O Hambro Capital Management Limited serves as the investment manager to ECT.

                              Page 6 of 12 Pages

ITEM 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
               -----------------------------------------------------------

     The principal business address of the Filing Parties is c/o J O Hambro Capital Management Limited, Ryder Court, 14 Ryder Street, London SW1Y 6QB, England.

ITEM 2(c).     CITIZENSHIP:
               -----------

     England

ITEM 2(d).     TITLE OF CLASS OF SECURITIES:
               ----------------------------

     Common Stock, par value $.001 per share.

ITEM 2(e).     CUSIP NUMBER:
               ------------

     45765P104

ITEM 3.      IF THE STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B),
             -----------------------------------------------------------------
             CHECK WHETHER THE PERSON FILING IS A:
             ------------------------------------

     Not Applicable.

ITEM 4.      OWNERSHIP:
             ---------

     The aggregate number and percentage of the outstanding Common Stock of the Company beneficially owned by each of the Filing Parties as of December 31, 2000 are as follows:

                                                   Number
                                                     of         Number of
                                      Number of    Shares:    Shares: Sole
                          Aggregate  Shares: Sole  Shared      or Shared
Filing                    Number of    Power to    Power to     Power to     Approximate
Party                     Shares:        Vote        Vote        Dispose     Percentage*
----------------------------------------------------------------------------------------
Holdings                  1,100,000         0      1,100,000      1,100,000          2.1%

J O Hambro Capital        1,100,000         0      1,100,000      1,100,000          2.1%
 Management

Christopher H.B. Mills    1,100,000         0      1,100,000      1,100,000          2.1%

ECT                       1,100,000         0      1,100,000      1,100,000          2.1%
----------------------------------------------------------------------------------------

     * Based on 52,044,501 shares of Common Stock, par value $.001 per share, outstanding as of January 21, 2001, which is based on information reported in the Company's Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2000.

ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
             --------------------------------------------

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

                              Page 7 of 12 Pages

ITEM 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
             ---------------------------------------------------------------

     Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

     Not Applicable.

ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
             ---------------------------------------------------------

     See Item 2(a).

ITEM 9.      NOTICE OF DISSOLUTION OF GROUP:
             ------------------------------

     Not Applicable.

ITEM 10.     CERTIFICATION:
             -------------

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                              Page 8 of 12 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 13, 2001      J O HAMBRO CAPITAL MANAGEMENT LIMITED


                              By:  /S/ R.G. BARRETT
                                   --------------------------
                              Name:    R.G. Barrett
                              Title:   Director

                              Executed on behalf of the parties hereto pursuant to the Joint Filing Agreement filed herewith.


                              Page 9 of 12 Pages

                                    EXHIBITS

     The following documents are filed herewith:

     (a) Joint Filing Agreement dated as of April 25, 2000 among Holdings, J O Hambro Capital Management, Christopher Harwood Berrand Mills, and ECT.



                              Page 10 of 12 Pages

                             JOINT FILING AGREEMENT




                              Page 11 of 12 Pages

                             JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13G dated April 25, 2000 with respect to the shares of Common Stock, $0.001 par value, of InnoVet, Inc. and any further amendments thereto executed by each or any of us shall be filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

This Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.


Date:  April 25, 2000    J O HAMBRO CAPITAL MANAGEMENT LIMITED


                         By:  /s/ R.G. Barrett
                              ----------------
                         Name: R.G. Barrett
                         Title:     Director



Date:  April 25, 2000    J O HAMBRO & CAPITAL MANAGEMENT
                         (HOLDINGS) LIMITED


                         By:  /s/ R.G. Barrett
                              ----------------
                         Name: R.G. Barrett
                         Title:     Director



Date:  April 25, 2000    CHRISTOPHER H. B. MILLS


                         /s/ Christopher H.B. Mills
                         --------------------------



Date:  April 25, 2000    ENTERPRISE CAPITAL TRUST PLC

                         By:  J O Hambro Capital Management Limited,
                              Its investment advisor


                         By:  /s/ R. G. Barrett
                              -----------------
                         Name: R.G. Barrett
                         Title:     Director


                              Page 12 of 12 Pages